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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66484

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SYKES FINANCIAL SERVICES LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

11 KNOB ROAD
(No. and Street)

MT. POCONO   PA   18344-1403
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   WILLIAM R. SYKES   (570) 839-7776
                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    J.H. WILLIAMS & CO., LLP
(Name – if individual, state last, first, middle name)

270 PIERCE STREET   KINGSTON   PA   18704
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____WILLIAM R. SYKES_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____SYKES FINANCIAL SERVICES, LCC_____ , as
of _____DECEMBER 31_____ , 20 _08_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

COMMONWEALTH OF PA

MONROE COUNTY

_____
Signature

_____
Title

Janice E. Giacchi
_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

**SYKES FINANCIAL SERVICES, LLC
(A LIMITED LIABILITY COMPANY)**

ANNUAL FINANCIAL STATEMENTS

DECEMBER 31, 2008

Sykes Financial Services, LLC
(a Limited Liability Company)
Table of Contents
December 31, 2008



J.H. Williams & Co., LLP
OUR PASSION IS SERVICE
——————— Certified Public Accountants ———————

Independent Auditors' Report

To the Member
Sykes Financial Services, LLC
11 Knob Road
Mount Pocono, PA 18344

We have audited the accompanying statement of financial condition of Sykes Financial Services, LLC (a limited liability company) as of December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sykes Financial Services, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supporting information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Williams + Co., LLP

February 21, 2009

Sykes Financial Services, LLC
(a Limited Liability Company)
Statement of Financial Condition
December 31, 2008

ASSETS

Cash	$	22,462
Accounts receivable - commissions		1,072
Prepaid expenses		2,025
Other current assets		1
Intangible assets, net of amortization of $6,811		1,538
Security deposits		404
	$	27,502

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable - trade	$	37
Accounts payable - commissions		1,039
TOTAL LIABILITIES		1,076
MEMBER'S EQUITY		26,426
	$	27,502

The accompanying notes are an integral part of these financial statements.

Sykes Financial Services, LLC
(a Limited Liability Company)
Statement of Income
For the year ended December 31, 2008

REVENUES

Commissions	$	173,860
Miscellaneous revenues		190
TOTAL REVENUES		174,050

EXPENSES

Commissions	160,754
Regulatory fees and expenses	5,705
Supplies	130
Telephone	212
Internet fees	244
Miscellaneous fees	848
Insurance	655
Rent	3,024
Amortization	2,087
TOTAL EXPENSES	173,659

NET INCOME	$	391

The accompanying notes are an integral part of these financial statements.

- 3 -

Sykes Financial Services, LLC
(a Limited Liability Company)
Statement of Changes in Member's Equity
For the year ended December 31, 2008

Balance at January 1, 2008	$	26,035
Net Income		391
Balance at December 31, 2008	$	26,426

The accompanying notes are an integral part of these financial statements.

Sykes Financial Services, LLC
(a Limited Liability Company)
Statement of Cash Flows
For the year ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	391
Adjustments to reconcile net income to net cash provided by operating activities		
Amortization		2,087
Increase (decrease) in cash resulting from changes in operating assets and liabilities:		
Accounts receivable - commissions		2,979
Prepaid expenses		357
Accounts payable - trade		(14)
Accounts payable - commissions		(2,843)
TOTAL ADJUSTMENTS		2,566
NET CASH PROVIDED BY OPERATING ACTIVITIES		2,957
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		-
NET INCREASE IN CASH		2,957
CASH AT BEGINNING OF YEAR		19,505
CASH AT END OF YEAR	$	22,462

The accompanying notes are an integral part of these financial statements.

Sykes Financial Services, LLC
(a Limited Liability Company)
Notes to Financial Statements
December 31, 2008

NOTE 1 – Summary of Significant Accounting Policies

Organization and Nature of Business

Sykes Financial Services, LLC, (a limited liability company) hereinafter referred to as "the Company" is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was formed as a limited liability company with the Pennsylvania Department of State on March 9, 2004.

Basis of Presentation

The Company is not subject to SEC Rule 15c3-3, a computation for determination of reserve requirements, and claims an exemption under (K)(1).

The Company is engaged in a single line of business as a securities broker-dealer. The Company claims the (K)(1) exemption, as its business is limited to selling mutual funds on an application basis and/or selling variable life insurance or annuities.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

The Company is a limited liability company that has elected, with the consent of its single member, to be taxed under the Internal Revenue Code and the Commonwealth of Pennsylvania Tax Code as an S Corporation. In lieu of corporation income taxes, the shareholder of an S Corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the accompanying financial statements.

NASD Membership

NASD membership fee is recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. The membership fee is included in the accompanying financial statements as an intangible asset and is being amortized over sixty months. See Note 2.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days when purchased, that are not held for sale in the ordinary course of business.

Commissions Receivable and Payable

Commissions receivable and payable include amounts due from or to third parties for commissions on sales. These items are recorded based on the trade date of the security.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Sykes Financial Services, LLC
(a Limited Liability Company)
Notes to Financial Statements
December 31, 2008

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $22,414, which was $17,414 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.05 to 1.

NOTE 2 - Intangible Assets

Intangible assets were comprised of the following at December 31, 2008:

NASD membership fee	$ 3,000
Organizational and start up costs	7,436
	10,436
Less: Accumulated amortization	8,898
	$ 1,538

Estimated aggregate amortization is as follows for the years ending December 31:

2009	$ 1,538

NOTE 3 – Related Party Transactions

The sole member of the Company is a registered broker dealer. During the year ended December 31, 2008, the sole member earned $151,174 of commissions. As of December 31, 2008, $1,008 of commissions payable were to the sole member.

Sykes Financial Services, LLC
(a Limited Liability Company)
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

Net Capital

Total member's equity		$ 26,426
Total member's equity qualified for Net Capital		26,426
Total capital and allowable subordinated liabilities		26,426
Deductions and/or charges:		
Nonallowable assets:		
12b1 fees receivable net of payable to representative	$ -	
Other assets	4,012	
Total Deductions and/or Charges		(4,012)
Net Capital		22,414

Aggregate Indebtedness

Accounts payable - trade	37
Accounts payable - commissions	1,039
Total Aggregate Indebtedness (AI)	1,076

Computation of Basic Net Capital Required

Minimum net capital required (6.67% of AI)	72
Minimum dollar net capital requirement of broker/dealer	5,000
Net Capital Requirement (greatest of above two calculations)	5,000

Excess net capital	17,414
Excess net capital at 1000% (net capital less 10% of AI)	22,307
Ratio: Aggregate indebtedness to net capital	0.05

Net capital and ratios reconcile to FOCUS report Part II A
Quarterly 17a-5(a) as of December 31, 2008



J.H. Williams & Co., LLP
OUR PASSION IS SERVICE
—————————— Certified Public Accountants ——————————

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a
Broker-Dealer Claiming an Exemption from SEC Rule 15c-3-3

To the Member
Sykes Financial Services, LLC
11 Knob Road
Mount Pocono, PA 18344

In planning and performing our audit of the financial statements of Sykes Financial Services, LLC (a limited liability company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17-a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

- 10 -

270 Pierce Street • Suite 302 • Kingston, Pennsylvania 18704
Tel: 570 288 3651 • Fax: 570 288 6106
www.jhwilliamscpa.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a
Broker-Dealer Claiming an Exemption from SEC Rule 15c-3-3
(Cont'd)

To the Member
Sykes Financial Services, LLC

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United State of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Williams + Co., LLP

February 21, 2009